                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F  X                     Form 40-F
               -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                              No  X
         -----                           -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                              No  X
         -----                           -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                              No  X
         -----                           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press   release  dated   December  12,  2003,   "During  the  Powergen
International  Exhibition  ALSTOM Announced  Over €180  Million of
Orders"

Press  release  dated  December 23,  2003,  "Financing  Package  Fully
Implemented"

Press release dated January 9, 2004, "ALSTOM Completes the Sale of Its
Transmission and Distribution Activities to Areva"

                               SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: January 13, 2004                     By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                12 December 2003

               DURING THE POWERGEN INTERNATIONAL EXHIBITION ALSTOM
                      ANNOUNCED OVER €180 MILLION OF ORDERS

ALSTOM has recently won a series of Power generation contracts for a total value more than €180 million from countries all over the world.

USA

ALSTOM has been  awarded a contract  for  approximately  €20 million from Bechtel
Power  Corporation to supply a Dry Flue Gas  Desulphurisation  (DFGD) System for
Unit No. 3 of the Springerville Expansion Project in Springerville, Arizona. The
400 MW  Unit  will  be  owned  and  operated  by the  Tri-State  Generation  and
Transmission  Association  and operated by Tucson  Electric  Power (TEP).  It is scheduled to start-up in summer 2006 with project completion expected late 2006.

EUROPE

In Germany,  ALSTOM has been  awarded a contract by  Grosskraftwerk  Mannheim AG
(GKM) for the  modernisation  and  conversion  of Boiler #17 from natural gas to bituminous coal. The total value of the contract is approximately €40 million.
Conversion work will begin in November 2004, and commissioning is expected by summer 2005.

ALSTOM has also signed a long-term  service  agreement,  worth  approximately €9 million,  with RWE Systems AG for the Ludwigshafen combined cycle power plant in
Germany.  The exclusive  agreement  includes the supply of new and reconditioned parts for the thermal  block of the plant's  two GT13E2 gas  turbines  until end
2006.

In Sweden,  ALSTOM has been awarded a contract by Ringhals AB to retrofit  units
1-1 and  1-2 at  Ringhals  Nuclear  Power  Plant.  The  contract  is  valued  at approximately €9 million. Delivery of both units is scheduled for summer 2005.

In the UK,  ALSTOM  has signed a  contract,  valued at around €8  million,  with
Eggborough  Power Ltd (a British Energy  company),  to supply a spare  generator stator at Eggborough  power plant in East  Yorkshire.  This work is scheduled to take approximately 18 months.

MIDDLE-EAST

ALSTOM has signed a contract,  valued at around €40 million, with Alba Aluminium
Bahrain B.S.C. (ALBA) to supply six top-mounted combustor chambers equipped with
ALSTOM's advanced EV burner technology.  The new combustors will be installed in the  customer's  gas-fired,  combined-cycle  power  plant,  Power  Station 3, at
Manama, Bahrain.

In the first phase of the project, upgrading of one gas turbine will be completed by June 2004 after being performed during a scheduled major inspection to keep downtime to a minimum. Five other upgrades will then be carried out on the power station's remaining gas turbines - one or two being planned for completion each year.

AFRICA

In South Africa,  ALSTOM has been awarded a contract by Eskom,  valued at around
€19 Million to rehabilitate the Unit 2 turbine generator at Duhva Power Plant in
Witbank. Work at site is scheduled to be completed by January 2004.

In Zambia, a consortium led by ALSTOM has been awarded a contract by ZESCO Ltd., the Electricity  Supply  Corporation of Zambia, to upgrade the generators at the
Kafue Gorge Hydro Power  Station (6 x 168 MVA) located on the Kafue  River,  100 kilometers  south  of the  Zambian  capital,  Lusaka.  The  order is  valued  at approximately €14 million.

Work is  scheduled  for  completion  in  December  2005  and will  increase  the generators' total output to 6 X 200MVA.

AUSTRALIA

ALSTOM has been  awarded an order by Hydro  Tasmania  for the  refurbishment  of
Units 3 & 4 at  Trevallyn  Hydro Power  Station in  Launceston,  Australia.  The
order,  valued at approximately  €11 million,  is to increase the output of each unit from 25 MVA to 30,5 MVA / 375 rpm /11 kV.  Trevallyn  was  completed in the mid 1950's and has a nominal capacity of 80 MWs.

CHINA

ALSTOM has been  awarded a contract  for two 300 MW  Circulating  Fluidized  Bed boilers in the Yunan  Province of South  China.  Because  the CFBs are  situated nearly 4000 feet (1200 metres) above sea level and will burn lignite,  the units will be the  largest  CFBs ever  constructed.  When  completed,  the  generation facility  will  be  known  as the  Kaiyuan  power  plant.  The  order  value  is approximately €14 million.

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)

PRESS INFORMATION

                     UNITED STATES AND Canada PRESS RELEASE

                                                                23 December 2003

                       FINANCING PACKAGE FULLY IMPLEMENTED

ALSTOM announces the full  implementation of the following elements comprised in its financing package:

o  The completion on 20 November 2003 of a €299.9 million capital increase reserved for financial institutions. ALSTOM's shareholders were allocated warrants free of charge allowing them to acquire the shares for the same price subscribed to by these institutions (€1.25 per share) until 9 January
   2004.

o  The issuance on 23 December 2003 of €901.3 million of bonds reimbursable with shares. €295 million was subscribed on an irreducible and reducible basis and the remainder by the financial institutions that guaranteed the issue.

o  The subscription by the French Republic on 23 December 2003 of €300 million of subordinated bonds with a maturity of 20 years. This issue will be automatically reimbursable with shares on the condition that the European
   Commission approves this reimbursement with shares.

o  The subscription by the French Republic on 23 December 2003 of €200 million of subordinated bonds with a maturity of 15 years.

Contacts

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87)
                     internet.press@chq.alstom.com

Investor Relations:  E. Chatelain
                     (Tel. + 33 1 47 55 25 78)
                     investor.relations@chq.alstom.com

                                       ***

PRESS INFORMATION

This  announcement  does not constitute an offer to sell, or a  solicitation  of offers to  purchase or  subscribe  for,  securities  in the United  States.  The securities  referred to herein have not been, and will not be,  registered under the  Securities  Act of 1933, as amended,  and may not be offered or sold in the
United States absent  registration or an applicable  exemption from registration requirements.  This notice is issued pursuant to rule 135c of the Securities Act of 1933.

This  communication  is directed  only at persons who (i) are outside the United
Kingdom or (ii) have professional  experience in matters relating to investments or (iii) are persons  falling  within  Article  49(2)(a) to (d) ("high net worth companies,  unincorporated  associations  etc.") of the  Financial  Services and
Markets Act 2000  (Financial  Promotion)  Order 2001 (all such persons  together being referred to as "relevant  persons").  This communication must not be acted on or relied on by persons  other  than  relevant  persons.  Any  investment  or investment  activity to which this  communication  relates is available  only to relevant persons and will be engaged in only with relevant persons.

Stabilisation   activities,  if  any,  will  be  conducted  in  accordance  with applicable laws and regulations.

                                                                  9 January 2004

                  ALSTOM COMPLETES THE SALE OF ITS TRANSMISSION
                           AND DISTRIBUTION ACTIVITIES
                                    TO AREVA

ALSTOM  and  Areva  signed a  binding  agreement  for the sale and  purchase  of
ALSTOM's Transmission & Distribution (T&D) businesses on 26th September 2003.

Pursuant to the  authorisations  received from the European  Commission and from the US  anti-trust  authorities,  ALSTOM has now completed the sale of virtually all of its T&D  activities  to  Areva.  These  transactions  cover  the  sale of businesses in some 40 countries, which represent 95% of ALSTOM's T&D activities.
The transfer to Areva of the  remaining  T&D  activities  will be  progressively completed  once the  relevant  local  regulatory  and other  authorisations  are obtained.

The enterprise value of €950 million has been adjusted, as previously agreed, on the basis of working  capital and other cash related  movements  between signing and completion of the transaction. The provisional estimate of these adjustments is €30 million.

ALSTOM  has  received  total  net  cash proceeds of € 815 million, and a further
€ 105 million has been paid to an escrow account by Areva.  The escrowed  amount is expected to be released  during the first half of calendar  year 2004, as the remaining T&D activities are  transferred to Areva and the 31st of December 2003 audited accounts of T&D are finalised.

Pending  their  transfer to Areva,  ALSTOM will continue to manage its remaining
T&D activities in consultation with Areva.

Press relations:      G. Tourvieille/S. Gagneraud
                      (Tel. +33 1 47 55 23 15)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tel. +33 1 47 55 25 33)
                      investor.relations@chq.alstom.com